SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.            General Identifying Information

1.      Reason fund is applying to deregister (check only one; for descriptions, see    Instruction 1);

[X]          Merger* (please see note below)

[X ]         Liquidation* (please see note below)

  [  ]          Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

  [  ]          Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

*Note: The Registrant consisted of three series, two of which were merged into a newly formed Delaware statutory trust pursuant to a Reorganization Plan, and one of which was liquated.

2.      Name of fund:  FBR Fund for Tax-Free Investors, Inc.

3.      Securities and Exchange Commission File No:  811-03720

4.      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]           Initial Application          [X]         Amendment

5.      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
                       1001 Nineteenth Street North
                       Arlington, Virginia 22209

6.      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Patrick W.D. Turley
Dechert LLP
1775 I Street, NW
Washington, DC  20006-2401
Telephone:  (202) 261-3364

7.      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a, .31a-2}:

FBR National Trust Company (formerly FBR National Bank & Trust)
4922 Fairmont Avenue
Bethesda, MD  20814
Telephone: (301) 657-1500

NOTE:  Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.      Classification of fund (check only one):

[X]         Management company;

[ ]           Unit investment trust; or

[ ]           Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

[X]          Open-end              [ ]           Closed-end

10.     State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):  Maryland

11.     Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Money Management Advisers, Inc. (formerly Money Management Associates)
1001 Nineteenth Street North
Arlington, VA  20009

Subadviser
Asset Management, Inc.
5530 Wisconsin Ave, Suite 700
Chevy Chase, MD  20815

12.     Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

FBR Investment Services, Inc.
4922 Fairmont Avenue
Bethesda, MD  20814

13.  If the fund is a unit investment trust ("UIT") provide:

Not Applicable

(a)    Depositor's name(s) and address(es):

(b)    Trustee's name(s) and address(es):

14.     Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]  Yes            [X]  No

If Yes, for each UIT state:

         Name(s):

         File No.:  811-____

         Business Address:

15.   (a)        Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes         [ ]  No

If Yes, state the date on which the board vote took place:

September 29, 2003 for the Merger

February 6, 2004 for the Liquidation

If No, explain:

        (b)        Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]   Yes               [  ]  No

If Yes, state the date on which the shareholder vote took place:

Merger approval:          February 20, 2004

II.           Distribution to Shareholders

16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X ]  Yes        [ ]  No

(a)      If Yes, list the date(s) on which the fund made those distributions:

February 27, 2004 with respect to the Maryland Tax-Free Portfolio and the Virginia Tax-Free Portfolio, each a series of the FBR Fund for Tax-Free Investors, which were part of the merger transaction

March 29, 2004 with respect to the Tax-Free Money Market Portfolio, a series of the FBR Fund for Tax-Free Investors, which was liquidated

(b)     Were the distributions made on the basis of net assets?

[X ]  Yes               [ ]  No

(c)      Were the distributions made pro rata based on share ownership?

[X ]  Yes               [ ]  No

(d)     If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)      Liquidations only:
Were any distributions to shareholders made in kind?

[ ]  Yes          [X ]  No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.    Closed-end funds only:
         Has the fund issued senior securities?

[ ]  Yes          [ ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

[X ]  Yes               [ ]  No

If No,
(a)           How many shareholders does the fund have as of the date this form is filed?

(b)          Describe the relationship of each remaining shareholder to the fund:

19.     Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]  Yes           [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.         Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ]  Yes          [X]  No

If Yes,
(a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c)   Will the remaining assets be invested in securities?

               [ ]  Yes          [ ]  No

21.     Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]  Yes           [X]  No

If Yes,
(a)   Describe the type and amount of each debt or other liability:

(b)   How does the fund intend to pay these outstanding debts or other liabilities?

IV.         Information About Event(s) Leading to Request for Deregistration

22.  (a)   List the expenses incurred in connection with the Merger or Liquidation:

(i)           Legal expenses: $ 11,724.77

(ii)           Accounting expenses: $ 2,992.50

(iii)           Other expenses (list and identify separately):  $ 63,663.36
                Proxy Solicitation Costs - $ 24,383.21
                Printing & Postage - $ 37,738.86
                SEC Filing Fees - $  463.91
                Blue Sky Filing - $  1,077.38

(iv)          Total expenses (sum of lines (i)-(iii) above):  $ 78,380.63

                      (b)   How were those expenses allocated?

Amounts shown in Item 22(a) are the expenses attributable to the FBR Fund for Tax-Free Investors, Inc. of the aggregate expenses incurred by the FBR Fund for Tax-Free Investors, Inc. and by other registered investment companies in the FBR Fund complex (collectively, the "FBR Fund Complex") that participated in similar reorganization transactions. The aggregate legal, accounting and blue sky expenses were allocated equally based on number of series of the FBR Fund Complex. Proxy solicitation, printing and postage costs were allocated among the series of the FBR Fund Complex based on number of shareholder accounts. Amounts shown also include the expenses soley attributable to the liquidation of the one series of the FBR Fund for Tax-Free Investors, Inc. that was liquidated and not part of the merger.

                      (c)   Who paid the expenses?

FBR National Trust Company, the Administrator for the Fund, and its affiliates paid the expenses.

                      (d)   How did the fund pay for unamortized expenses (if any)?  Not applicable.

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]  Yes           [X]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

[ ]  Yes          [X]  No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]  Yes           [X]  No

If Yes, describe the nature and extent of those activities:

VI.         Mergers Only

               26.  (a)   State the name of the fund surviving the Merger:  The FBR Funds

(b)   State the Investment Company Act file number of the fund surviving the Merger:  811- 21503

(c)   If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

SEC File Number: 811-03720
Accession Number: 0001003297-04-000005

Conformed Submission Type: DEF14A, definitive proxy statement
Filed: January 15, 2004

(d)   If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

                    The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of the FBR Fund for Tax-Free Investors, Inc., (ii) she is the Secretary of the FBR Fund for Tax-Free Investors, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

By:/s/ Kimberly Ochterski
      Kimberly Ochterski
      Secretary